**AlMax Financial Solutions, L.L.C.**
**Statement of Financial Condition**
**December 31, 2015**

| | | |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash | $ | 1,823 |
| Trading securities | | 10,000 |
| Commissions receivable | | 9,328 |
| Prepaid expenses | | 3,366 |
| Total Assets | | 24,517 |
| Liabilities and Member's Equity | | |
| Current Liabilities | | |
| Accounts payable and accrued expenses | | 13,058 |
| Total Liabilities | | 13,058 |
| Member's Equity | | 11,459 |
| Total Liabilities and Member's Equity | $ | 24,517 |

See accompanying notes to the financial statements.